SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                    Under The Securities Exchange Act of 1934
                              (Amendment No. 1)*

                               Barnes Group, Inc.
                               ------------------
                                 Name of Issuer


                                 Class A Common
                                 --------------
                         (Title of class of securities)

                                    067806109
                                    ---------
                                  CUSIP Number

             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the file pursuant to which this Schedule is filed:

          |X|  Rule 13d-1(b)
          |_|  Rule 13d-1(c)
          |_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page[s])

                                Page 1 of 4 pages

CUSIP No. 067806109                                            Page 2 of 4 pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Fleet Financial Group, Inc.
    05-0341324
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    One Federal Street, Boston, Massachusetts, 02110
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        405,319

    (6) Shared voting power:
        0

    (7) Sole dispositive power:
        409,596

    (8) Shared dispositive power:
        2,114,066

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(9) Aggregate amount beneficially owned by each reporting person.

     2,524,712
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     12.73%
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(12) Type of reporting person (see instructions).

     Holding Company
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

                                                               Page 3 of 4 pages

Item 1(a)   Name of Issuer: Barnes Group, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            123 Main Street, Bristol, CT  06011-0489

Item 2(a)   Name of Person Filing:  Fleet Financial Group, Inc.

Item 2(b)   Address of Principal Business Office, or if none, Residence:
            One Federal Street, Boston, Massachusetts,  02110

Item 2(c)   Citizenship: Massachusetts

Item 2(d)   Title or Class of Securities: Common

Item 2(e)   CUSIP Number: 067806109

Item 3 If this statement is filed pursuant to Rules 13d01(b), or 13d-2(b), check whether the person filing is a:

(a) |_|     Broker or Dealer registered under Section 15 of the Act
(b) |_|     Bank as defined in Section 3(a) (6) of the Act
(c) |_|     Insurance Company as defined in Section 3(a) (19) of the Act
(d) |_|     Investment Company registered under Section 8 of the Investment
            Company Act
(e) |_|     Investment Advisor registered under Section 203 of the Investment
            Company Act
(f) |_|     Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or
            Endowment or Endowment Fund; see 240.13d-1(b) (1) (ii) (F)
(g) |X|     Parent Holding Company, in accordance with 240.13d-1(b) (ii)(G)
            (Note: See Item 7)
(h) |_|     Group, in accordance with 240.13d-1(b) (1) (ii) (H)

Item 4      Ownership

(a)         Amount beneficially owned: 2,524,712
(b)         Percent of Class:   12.73%
(c)         Number of Shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:              405,319
            (ii)  Shared power to vote or to direct the vote:                  0
            (iii) Sole power to dispose or to direct the
                  disposition of:                                        409,596
            (iv)  Shared power to dispose or to direct the
                  disposition of:                                      2,114,066

                                                               Page 4 of 4 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company.

            Exhibit A attached.

Item 8.     Identification and Classification of Members of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of an do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature   After reasonable inquiry and to the best of my knowledge and belief,
            I certify that the information set forth in this statement is true, complete and correct.

Date        February 12, 1999

Signature   /s/ Gunnar S. Overstrom

Name/Title  Gunnar S. Overstrom, Vice Chairman
            Fleet Financial Group, Inc.

Barnes Group Inc.

                                    EXHIBIT A

SUBSIDIARY ACQUIRING SECURITIES                 CLASSIFICATION
--------------------------------------------------------------------------------
Fleet Trust & Investment Services Company       Bank
Fleet National Bank                             Bank
Fleet Investment Advisors                       Bank
Fleet Bank of New Hampshire                     Bank